Annual Report

OPER, LLC
Now "OPER Holdings, LLC"

1067 N Mason Road
Suite 006
St. Louis, MO 63141

www.operpay.com
Corporate Address
1067 N Mason Road
Suite 006
St. Louis, MO 63141



This Annual Report is dated April 9, 2019

Description of Business

Mobile Payment and eCommerce: Our vision is to create free digital payment and develop a strategy to remove credit card processing fees for merchants worldwide.

THE COMPANY AND ITS BUSINESS

The company's business:
OPER is a data company scaling as a mobile payment app. OPER offers FREE payment for its partner merchants and a 3% or 10% dining cash back reward to it's users, all within a secured mobile payment app. Last year, $90 Billion in the US and $240 Billion worldwide was paid in credit card processing fees to MasterCard, Visa, American Express and Discover. The credit card and new commerce companies are making it even more convenient for consumers to use their credit cards driving the merchant fees even higher. OPER's process and algorithms have given light to free mobile transactions. Starting with restaurants, we help decrease their processing fees in order to more effectively utilize their digital marketing spend into hyper targeted geofenced mobile advertising.

In our beta launch city, St. Louis, Missouri, so far we have over 200 partner restaurants, 27,000 app installs, over 19,000 registered users of which 24% have added funds and 30% have used the app two or more times. The market opportunity in the US alone is over $780B in restaurant sales and $15B in credit card fees. Current competition in the mobile payment sector is deep with the likes of Apple Pay, Paypal, Levelup, and many brand specific products trying to drive these efficiencies. That said, none of them have come up with a way to deliver their value at a reduced cost, or in the case of OPER, for free.

Currently OPER has limited liabilities, but in the future will be exposed to MTL (Money Transfer Licensing) Laws by state. We're also liable to pay back the merchants for the transactions that come through our app, less any fees. Currently we distribute these funds weekly.

The team

Officers and directors

David Laiderman	Founder & CEO

David Laiderman
David Laiderman is an experienced entrepreneur with over 15 years of experience operating technology companies. He co-founded his first company in college called Lionmenus.com that was acquired by Orderup (acquired by Groupon, Inc. in July 2015). In 2009, David founded College Advertising Solutions where he build a footprint of college town based food ordering websites around the US (acquired by Eatstreet, Inc. in March 2016). During his career operating the US companies, David co-founded Hungry Media Sp. z o.o. in Warsaw, Poland. Hungry Media has evolved to be a premier senior level engineering team in Eastern Europe servicing clients and agency partnerships throughout the US. In March 2015, David founded OPER (Order. Pay.
Earn. Redeem) to bring free mobile payment to merchants. David's specific skills include sales management and training, marketing and digital strategy, small-cap financing strategies and accounting, financial modeling and operational efficiency. David holds a BS degree in Management and International Business with a minor in Engineering from Pennsylvania State University. Hungry Media (founder): March 2013- Present College Advertising Solutions (CEO): July 2009-March 2016

Related party transactions

OPER Equity Incentive Grants Grantee Advisor/Employee Type of Grant Vesting Schedule Vesting Commencement Exercise Price Total Equity Bob Nichols Advisor Option 2 years, Quarterly 1/18/16 $3.00 0.25% Krystian Sergiejew Advisor Option 2 years, Quarterly 3/29/16 $3.00 1.00%, Dan Nuon Employee Option 5 years, Quarterly 5/4/15 $2.50 1.00% Kris Galasso Employee Option 5 years, Quarterly 4/15/16 $3.00 0.50% Total Equity Percentage Granted: 4% Promissory Note for $47,500 at 0% maturity is 12/31/17

RISK FACTORS

These are the principal risks that related to the company and its business:

- Our provisional patents and other intellectual property could be unenforceable or ineffective. One of the Company's most valuable assets is its intellectual property. We currently hold 2 pending patents as well as the trademarks, copyrights, Internet domain names, and trade secrets for OPER. We have 11 additional patents pending. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

- There are several potential competitors who are better positioned than we are to take the majority of the market, but have drastically different approaches to the market. We will compete with larger, established products who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the product developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

- Even if we raise the maximum sought in this offering, we may need to raise more extensive funds in order to be able to start expanding operations. We estimate that we will require at least $5 million to commence national commercialization of OPER. We believe that we will be able to finance most of the national commercialization through strategic partnerships. If we are unable to do so we may need to raise money from more venture funds, future sales of securities or some combination thereof.

- Our financial review includes a going concern hardware lease. Our ability to continue as a going concern for the next twelve months is dependent upon our ability to raise our targeted amount and generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

- Any valuation at this stage is pure speculation and should be treated as such. No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security and burden the risk.

- Our business projections are only estimates and could change dramatically depending on our product updates and customer feedback. There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and OPER has priced the services at a level that allows the company to make a profit and still attract business.

- Our technology can scale. We have built a very large and custom mobile payment solution layered with an extensive eCommerce application. It will be unknown until we reach mass usage whether our technology has been built efficiently enough to scale and support our revenue forecasts.

- Our competition will not replicate our model At the moment none of our competition has positioned their pricing to compete with our approach, but some of our competitors have the resources to completely change their market approach and compete directly with our offering if they see that we are having success expanding our product. Additionally, there are a lot of independent brands entering the market with similar technology products that will make it increasingly difficult to get those brands to use both applications.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- David Laiderman, 79.0% ownership, units CC2G,
- 20.0% ownership, units

Classes of securities

- Membership Units: 1,000,000

<u>Voting Rights</u>

Management. The management of the Company is vested in one or more Managers and not in the Members. Initially, there shall be one Manager, who shall be David Laiderman. The number of Managers then in office may be increased or decreased by the act, vote or consent of a Majority-in-Interest of the Members. Any Manager may be removed, and any new Manager appointed by the act, vote or consent of a Majority-in-Interest of the Members. At any time that there is more than one Manager then in office, the act, vote, consent or approval of a majority of the Managers then serving shall constitute the act, vote, consent or approval of the Managers. Subject to the terms and conditions of the Operating Agreement, the Managers are the agent of the Company for the purpose of its ordinary business and affairs, and have complete authority over and exclusive control and management of the day-to-day affairs of the Company. The act of the Managers for carrying on the business of the Company in the usual way and in the ordinary course binds the Company.

Approval Rights of Members.

Actions Requiring Member Approval or an Affected Member's Approval. Notwithstanding the authority of the Managers, neither the Managers nor the Company may enter into or conduct any of the following transactions without the consent of a Majority-in-Interest of the Members:

1. engage in a merger or consolidation of the Company with another person or the sale of all or substantially all of the Company's assets to another person;
2. change the status of the Company from one in which management of the Company is vested in the Managers to one in which management of the Company is vested in the Members; or
3. amend the Operating Agreement in accordance with Section 9.1, except that the Managers are authorized and directed to amend <u>Schedule A</u> from time to time as necessary to reflect the admission of a new Member or the

transfer of a Unit made in compliance with Section 7 without any consent of a Majority-in-Interest of the Members being required for such amendment.

Affiliate Transaction Approval. Notwithstanding Section 4.1, for so long as CC2G owns Units representing (a) prior to the occurrence of the Second Closing under the Securities Purchase Agreement dated February 28, 2015 between the Company and CC2G, at least 10% of the total number of Units then outstanding on a fully-diluted basis, or (b) after the occurrence of the Second Closing under the Securities Purchase Agreement dated February 28, 2015 between the Company and CC2G, at least 20% of the total number of Units then outstanding on a fully-diluted basis, then CC2G's approval or consent shall be required for the Company to enter into any contract or transaction with (i) David Laiderman,
(ii) any family member of David Laiderman, or (iii) any affiliate of David Laiderman or a family member of David Laiderman. Notwithstanding Section 4.1, for so long as WCG owns Units representing at least 1% of the total number of Units then outstanding on a fully-diluted basis, then WCG's approval or consent shall be required for the Company to enter into any contract or transaction with (i) David Laiderman, (ii) any family member of David Laiderman, or (iii) any affiliate of David Laiderman or a family member of David Laiderman.

Distributions and Allocations.

Net Cash Flow. Net cash flow and other property of the Company which the Company determines is no longer necessary for the Company's business is to be distributed, subject to the Act, at such times and in such amounts as the Managers determine. Any such distributions are to go to the Members in proportion to their Percentage Interests.

Distributions Upon Dissolution. Subject to the Act, upon the dissolution and winding up of the Company, the assets of the Company (or the proceeds of sales or other dispositions in liquidation of the assets of the Company as may be determined by the Liquidating Member) are to be distributed in the priority set forth as follows:

1. first, to discharge or to make adequate provision for (to the extent required by any lender or creditor) debts and obligations of the Company (other than debts and obligations of the Company to the Members and ex- Members), and the payment of the expenses of liquidation;
2. second, to fund reserves which the Liquidating Member deems reasonably necessary for any contingent or unforeseen debt of the Company;
3. third, to discharge or make adequate provision for debts and obligations of the Company to the Members and ex-Members; and
4. fourth, to all Members to the extent of and in proportion to their Positive Capital Accounts after taking into account all Capital Account adjustments for the Company's taxable year during which the dissolution and

termination of the Company occurred.

Upon a dissolution and winding up of the Company, the distribution under Section 5.3.4 must be made by the later of: (i) the end of the Company's taxable year in which the dissolution occurred; or (ii) 90 days after the date of such dissolution.

Allocation of Profits, Losses and Credits. All Profits, Losses and credits of the Company are to be allocated to the Members in proportion to their Percentage Interests. Notwithstanding the foregoing, to the extent that the Code and/or Treasury Regulations require a method of allocation that is different from that specified in this Section 5.4, the Profits, Losses and credits of the Company shall be allocated as required by the Code and/or the Treasury Regulations.

Distributions In Kind. If any assets of the Company are to be distributed in kind (other than a distribution which is a liquidating distribution to a redeemed Member), each Member receives such interest therein as a tenant-in-common with all other Members so entitled in the same proportions as they would have shared in a cash distribution equal to the value of such property at the time of such distribution. Any difference between the fair market value and the amount at which such assets are carried on the books of the Company is to be recorded as Profit or Loss, as the case may be, and allocated to the Members immediately prior to such distribution as set forth in Section 5.4, and allocated to each Member's Capital Account as required by Treasury Regulation §1.704-l(b)(2)(iv)(e). Such assets are to be distributed on the basis of the fair market value thereof.

Liquidating Distributions. Upon the dissolution and winding up of theCompany and the liquidation of its assets, the proceeds (or the property of theCompany which the Liquidating Member decides not to liquidate in his sole judgment) are to be applied and distributed in the manner and order provided inSection 5.3.
However, if the dissolution of the Company occurs as the result of an Event of Withdrawal of a Member in contravention of this Agreement, and the Members elect to dissolve the Company as set forth in Section 6.1(i), the Liquidating Member is to reduce the amount otherwise distributable under Section 5.3 to the Member who suffered the Event of Withdrawal by any and all damages incurred by the Company and the otherMembers as a result of such Event of Withdrawal.

- SAFE Notes: 750,500

  SAFE Note | Minimum $10,000 Investment

  Note converts to equity when the company raises $1M in qualified equity financing

  $7M valuation cap

  20% Discount

SAFE Notes Outstanding: $750,500

Convertible Promissory Notes: 1,300,000 Convertible

Note | Minimum $100,000 Investment

Note converts to equity when the company raises $2M in qualified equity financing

Maturity Date: July 26, 2018

$6.5M valuation cap 5%

yearly interest rate 20%

Discount

Convertible Promissory Notes Outstanding: $1,300,000

Convertible Promissory Notes: $76,000

Convertible Note | Minimum $350 Investment

Note converts to equity when the company raises $2M in qualified equity financing

Maturity Date: July 26, 2019

$8M valuation cap

5% yearly interest rate

20% Discount

Convertible Promissory Notes Outstanding $76,000

What it means to be a Minority Holder

As a minority holder, even upon conversion of Convertible Promissory Notes into equity, you will have limited ability, if any, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that   you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2018-12-31.

Financial Condition Results

of Operation

We have only generated limited revenues while we worked to collect the appropriate data to prove the business model would work at scale. We have now achieved that data and have finished the product that can deliver on that acceleration of the data once we are appropriately capitalized. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months and achieve operational profitability.

In 2015, the company spent most of it's early capital specifically building the foundation of the product and testing the different payment strategies. We also spent quite a bit of money to build out the initial customer base to beta test our product.
Revenue was limited to small marketing tests and unique advertising opportunities for our customers.

In 2016, we began to scale our burn quite a bit as we accelerated our customer growth and tested a lot of different marketing strategies to see what would stick. We also increased our software development costs after identifying a few really big challenges with our first version. After updating our "Pay At The Table" solution, we saw an accelerated increase in dine in transactions and started to get really great feedback from our users. That said, we had started off as a stored value product and realized if we switched to a mobile wallet (with a subscription model) we could generate users faster and ultimately facilitate more transaction volume faster. Unfortunately though, that technology update was extensive and took about 6 months to complete.

Going forward, we do not expect to have to spend as much money on technology and now know what marketing strategies to really focus on in order to maximize our unit economics.

In 2017, while we doubled revenue, we continued to perfect our model and collect data on a reduced spend while we identified our national launch partners. After evaluating our data, potential partners, and disruptive technology, we are confident we can rollout nationally and create immediate value

For 2018, we will continue to perfect our technology solution and industry partnerships. We have identified that partnering with existing processors and providing them with our solution, makes them more competitive long term while helping us to rollout product. We are targeted for Q1 2019 to launch our integrated solution. From there we will work on growing our partner sales channels and continuing to improve our technology offering.

Financial Milestones

The company is investing for continued growth of the brand, as is generating sizeable net income losses as a result. Management currently forecasts 2018 and 2019 revenue of $75,000 and $5 million, respectively, and believes the company will generate positive net income beginning in 2020.

2017
We ended the year with revenues over $32,000 and at the moment our revenue came from roughly 26% of our customers paying us for services like loyalty programs and advertising and is about 11-13% of our transaction volume.   Based on our current data and trends and as our brand and service offerings grow, we anticipate that 30% of our customers will be paying for something within OPER and eventually represent about 17% of overall transaction volume. Currently, though, OPER is realizing $0 revenue while we finalize our software partner relationships and prepare the technology with our national launch partners.

2018
Unfortunately our integrations with merchant acquirer partners took much longer than anticipated while we worked diligently to close additional financing to support the company. Legal documents were drafted and several parties showed positive interest. However, due to market challenges, we started to look at how we can penetrate the market with our existing technology used during our beta that has proven transaction results.

2019 Forecast
2019 will be the year we pivot and work hard to drive new revenue into the company using the proprietary technology we have already built. We have several active licensing opportunities as well as an opportunity to lead the market with an app based self ordering technology for casual dining restaurants.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company.

With the minimum raise amount we do not expect to get very far other than continuing to prove that our new unit economics are working and can scale. We can then continue to market those results to other financing opportunities and work to raise the capital. At the moment, OPER is self sufficient and do not anticipate going out of business anytime soon, but unfortunately growing the business will be tough without the funds to accelerate user acquisition.

Indebtedness

The company has an outstanding promissory note for $100,500 from one of it's existing shareholders. The notes bears interest of 0% per year, with the balance due and   payable on December 31, 2017.

Recent offerings of securities

- 2015-01-04, Section 4(2), 750500 SAFE Agreement. Use of proceeds: SAFE Note | Minimum $10,000 Investment Note converts to equity when the company raises $1M in qualified equity financing $7M valuation cap 20% Discount 14 Investors _____16 Months of Operations: - Development of iOS App and Android App - Initial Customer sign ups - Initial marketing campaigns - Legal Set up - Travel for additional capital and presentations - Minimal consulting fees
- 2016-01-08, Section 4(2), 1300000 Convertible Note. Use of proceeds: Convertible Note | Minimum $100,000 Investment Note converts to equity when the company raises $2M in qualified equity financing Maturity Date: July 26, 2018 $6.5M valuation cap 5% yearly interest rate 20% Discount 3 Investors _____12 Months of Operations: - User Acquisition - Sales Team - Revenue development - Business pivot to mobil wallet - Improve unit economics - Start identifying partners for national rollout - Early customer acquisition in Denver for expansion

Valuation

$8,000,000.00

We have not undertaken any efforts to produce a valuation of the Company. The price of the shares merely reflects the opinion of the Company as to what would be fair market value based on previous rounds and current traction.

R&D Production: While our product is complete, we have some maintenance to do on the app and a few glitches that need to be fixed. We are also planning to build a white label version that can be re branded to offer restaurant chains their own unique   mobile payment app and bring in extra licensing revenue for OPER while continuing   to grow the network of locations we are accepted at.

Marketing: We have successfully pivoted our company and the unit economics are phenomenal. We have been testing the data with small investments in digital marketing and continue to realize great results. We will be using a portion of the money to accelerate those strategies which include Google Adwords (avg $2.14 p/download) and brand ambassadors to go around to our customers and promote our app to their diners. For every dollar we spend on marketing we expect to have .20 sign up to be a Premium Member. $50,000 would get us around 4,600 new Premium Members that generate ($120 Annual CLV) over $550,000 in revenue per year.

Professional Fees: We have ongoing legal and consulting fees for operations and accounting.

With the full $500,000 as mentioned above we plan to use the net proceeds of approximately $350,000 over the course of that time as follows:

- Add additional resources to St. Louis market to grow customers to over 1,000 and reach operational profitability

- Expand on a national footprint

- Begin the discussions to initiate a Series A financing round

- Move the company headquarters to Los Angeles, CA, possibly

- Improve the hardware offering for payment processing and the online ordering process (R&D)

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF. Annual

Report

The company will make annual reports available at www.paywithoper.com

 in the section labeled "Annual Report." The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR OPER, LLC

[See attached]

Financial Signature Page

I, David Laiderman,the Managing Member and CEO of OPER, LLC, (Now OPER Holdings, LLC) hereby certify that the financial statements of OPER Holdings, LLC included herein and notes thereto for the periods ending 12/31/2018 included in this Form C offering statement are true and complete in all material respects.

For the year 2018, the amounts reported on our tax returns were total income of $_0_; taxable income of $___-70,024_____ and total tax of $___0_____ .

IN WITNESS THEROF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 6/21/17

_____(Signature)

_____CEO_____ (Title)

_____4/9/19_____ (Date)

OPER LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

OPER
Balance Sheet Summary
As of December 31, 2018

	Total
ASSETS	
Current Assets	
Bank Accounts	5,663.11
Other Current Assets	336,615.68
Total Current Assets	**$342,278.79**
Fixed Assets	296,548.81
Other Assets	1,650.00
TOTAL ASSETS	**$640,477.60**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	54,259.75
Credit Cards	31,049.50
Other Current Liabilities	2,547,858.27
Total Current Liabilities	**$2,633,167.52**
Long-Term Liabilities	40,500.00
Total Liabilities	**$2,673,667.52**
Equity	-2,033,189.92
TOTAL LIABILITIES AND EQUITY	**$640,477.60**

Tuesday, Apr 09, 2019 01:00:34 PM GMT-7 - Accrual Basis

OPER
Profit and Loss
January - December 2018

	Total
Income	
Total Income	
Gross Profit	**$0.00**
Expenses	
Bank Charges	960.00
Legal & Professional Fees	24,283.10
Rent Expense	6,960.00
Total Expenses	**$32,203.10**
Net Operating Income	**-$32,203.10**
Net Income	**-$32,203.10**

Tuesday, Apr 09, 2019 01:02:13 PM GMT-7 - Accrual Basis

NOTE I -NATURE OF OPERATIONS

[OPER LLC] was formed on 4/1/2015 ("Inception") in the State of [Delaware_]. The financial statements of [OPER LLC] (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's current headquarters are located in St. Louis, Missouri.

[OPER LLC] has derived a unique algorithm and business model that leverages mobile payment to provide free digital transactions to merchants while providing a non-conflicting rewards program to the end purchaser.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to b cash equivalents.

Revenue Recognition

The Company will recognize revenues from merchants paying for additional services within the application such as loyalty software, advertising, and membership when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes

The Company is taxed as a Limited Liability Company, LLC. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Income Taxes

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and MO___ state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applfoable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE3-DEBT

Currently the company has an outstanding hardware lease obligation with Madison Capital. We used a leasing company to purchase the initial payment processing equipment. Going forward we expect that merchant demand will lead to our customers paying for this equipment.

NOTE 3 – DEBT

We have a Note payable to the early investors of the company in the amount of $1,859,816.61

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 - MEMBERS' EQUITY

LLC Units

OPER Summary
Exported as of 04/04/2018

	Outstanding	Conversion Ratio	As Converted	Percent	Authorized
Common					
Common					10,000,000
Non-Restricted	1,000,000	1.0x	1,000,000	90.00%	
Total	**1,000,000**		**1,000,000**	**90.00%**	**10,000,000**
Equity Incentive Pool					
Authorized	111,111				111,111
Issued	0				
Issued and Outstanding	0		0	0.00%	
Remaining Under Plan	111,111		111,111	10.00%	
Total			**1,111,111**	**100.00%**	

OPER Detailed Captable
Exported as of 04/04/2018

Name	Common	Equity Incentive Pool	Total Shares	Fully Diluted Percentage Ownership
CC2G Investments, LLC	200,000	0	200,000	18.00%
David Laiderman	790,000	0	790,000	71.10%
Waterman Capital Group, LI	10,000	0	10,000	0.90%
Unissued Options		111,111	111,111	10.00%
Total	1,000,000	111,111	1,111,111	100.00%

Cap Table Common

Exported as of 04/04/2018

Certificate ID	Shareholder Name	Security Name	Grant Date	Purchase Price	Shares Issued	Invested Capital	Outstanding Shares
CS-1	David Laiderman	Common	02/24/2015	$0.00	790,000	$0.00	790,000
CS-2	CC2G Investments, LLC	Common	02/28/2015	$2.50	100,000	$250,000.00	100,000
CS-3	Waterman Capital Group, LI	Common	02/28/2015	$3.00	10,000	$30,000.00	10,000
CS-4	CC2G Investments, LLC	Common	08/10/2015	$2.50	100,000	$250,000.00	100,000
Total					1,000,000	$530,000.00	1,000,000

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after 12/31/16 through 6/21/17 There has been some, but limited financing activity:

The Company has raised an additional $110,000 in this time frame.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

VIDEO TRANSCRIPT (Exhibit D)

OPER is a new payment system that gets rid of credit card fees. The credit card companies are continuing to grow and for a business today, you can't operate a business without accepting credit cards.

Technology is making it more convenient for us to use our credit cards more frequently – think of Amazon, Apple Pay, etc. You're loading your CC into these services inherently increasing the overall fees that businesses pay to have access to these technologies. OPER is essential because we're removing those fees

On the user side, we want our users to take advantage of the opportunity to basically get triple points (credit card points, OPER credit (up to 10%) and loyalty rewards). As a founder, my philosophy is to build a business model that ultimately is profitable but provides long term efficient value for its customers.

When OPER first launched in the St. Louis area, we were one of the very first restaurants to bring them on and their technology. As a small business owner, one of the plusses of using OPER is the savings when it comes to credit card fees – it saves you money and saves you time.

It's convenient for the customers to use - it's an app you can download onto your phone and for them to be able to place their order, pay for their order, come up to the counter, pick it up and go - keeps them a happy customer – and using that one app helps you earn rewards so that you can get free food wherever that you want to go to.

It's tough to run a business. We have an opportunity to help business owners run their businesses better, be more efficient with their cash, and inevitably reinvest that savings into more growth with their business and their customers.

By investing in OPER and helping OPER, you're supporting all business globally and helping everyone and helping ourselves.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided hereunder by StartEngine Capital, Issuer shall pay to StartEngine Capital at the conclusion of the offering a fee consisting of a 5% (five percent) commission based on the amount of investments raised in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital and reimbursement of certain expenses related to the Offering. The securities paid to the Site, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the Issuer on the Site.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuing company hits its goal early, and the offering minimum of 21 days has been met, the issuing company can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline. Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different
- category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
  $1M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- Offerings under Rule 506(c) may only be conducted if the issuer, in its filed Form C, has identified to investors under Regulation Crowdfunding that it may choose to run a 506(c) offering during or after the Regulation Crowdfunding offering. Such language is now included in the StartEngine Investing Process, filed with every Form C. Issuer must also disclose, in the Risk Factors and Discussion of the Liquidity and Capital Resources sections, that it will be raising additional funds from investors in the future.

EXHIBIT F TO FORM C

ADDITIONAL FINANCIAL DOCUMENTS

CONVERTIBLE PROMISSORY NOTE AND SUBSCRIPTION AGREEMENT

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
　　%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. <u>Note Subscription.</u>

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% LLC (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $107,000 (the "Oversubscription Offering"). Providing that subscriptions for $10,000 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. <u>Purchase Procedure.</u>

(a) <u>Payment.</u> The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) <u>Escrow arrangements.</u> Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in Appendix A on the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3. <u>Representations and Warranties of the Company</u>.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(c) <u>Organization and Standing.</u> The Company is a Delaware Limited Liability Company duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(d) <u>Eligibility of the Company to Make an Offering under Section 4(a)(6).</u> The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(e) <u>Issuance of the Securities</u>. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(f) <u>Authority for Agreement</u>. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(g) <u>No filings.</u> Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(h) <u>Financial statements.</u> Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at December 31, 2016 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(i) <u>Proceeds</u>. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(j) <u>Litigation</u>. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. <u>Representations and Warranties of Subscriber</u>. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) <u>Requisite Power and Authority</u>. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) <u>Investment Representations</u>. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) <u>Illiquidity and Continued Economic Risk</u>. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of

Securities.

        (d) <u>Resales</u>. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

        (i) To the Company;

        (ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

        (iii) As part of an offering registered under the Securities Act with the SEC; or

        (iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

        (e) <u>Investment Limits</u>. Subscriber represents that either:

        (i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

        (ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

        (f) <u>Subscriber information.</u> Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

        (g) <u>Company Information</u>. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

        (h) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

        (i) <u>Domicile</u>. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

        (j) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE %%STATE_INCORPORATED%% AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND

VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT.   IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

| | If to the Company, to: | |
| | If to a Subscriber, to Subscriber's address as shown on the signature page hereto |

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[SIGNATURE PAGE FOLLOWS]

%%NAME_OF_ISSUER%%

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%% (print aggregate purchase price)
(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of: %%SUBSCRIBER_DETAILS_WITH_TAX_ID%% %%SUBSCRIBER_SIGNATURE%% Date	

*   *   *   *   *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

$%%VESTING_AMOUNT%%	%%TODAY%% ,

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% LLC (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on July 26, 2019 (the "Maturity Date").

Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion; Repayment Premium Upon Sale of the Company.

In the event that the Company issues and sells shares of its Preferred Stock to investors on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock resulting in gross proceeds to the Company of at least $2,000,000 into preferred stock at the conversion price equal to the lesser of (i) 80% of the per share price paid by the Investors or (ii) the price equal to the quotient of $8,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the notes.

If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

Notwithstanding any provision of this Note to the contract, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 30 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of interest then outstanding under this Note plus one times the outstanding principal amount of this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Preferred Stock of the Company pursuant to Section 3(b) immediately prior to the closing of such Sale of the Company. For the purposes of this Note: Sale of the Company" shall mean if the Company was sold entirely or had a change of control. It was sold either for stock or cash consideration.

Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall become fully due and payable on the Maturity Date.

Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

Prepayment. The Company may not prepay this Note prior to the Maturity Date without the consent of the Requisite Holders.

Default. if there shall be any ***"Event of Default"*** hereunder, Default. Each of the following events shall be an "Event of Default" hereunder, provided, however that the Majority Holders may waive any Event of Default as set forth: (a) Failure to Pay. The Issuer fails to pay (i) when due any of the principal or interest on the due date hereunder or (ii) any other payment required under the terms of this Note on the date the same becomes due and payable and such failure to pay is not cured within ten (10) business days after the Issuer has received written notice from the Holder of the Issuer's failure to pay; or (b) Voluntary Bankruptcy or Insolvency Proceedings. The Issuer shall (i) apply for or consent to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property, (ii) be unable, or admit in writing its inability, to pay its debts generally as they mature, (iii) make a general assignment for the benefit of its or any of its creditors, (iv) be dissolved or liquidated in full or in part, (v) commence a voluntary case or other proceeding seeking liquidation, reorganization or other relief with respect to itself or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect or consent to any such relief or to the appointment of or taking possession of its property by any official in an involuntary case or other proceeding commenced against it or (vii) take any action for the purpose of effecting any of the foregoing; or (c) Involuntary Bankruptcy or Insolvency Proceedings. Proceedings for the appointment of a receiver, trustee, liquidator or custodian of the Issuer or of all or a substantial part of the property thereof, or an involuntary case or other proceedings seeking liquidation, reorganization or other relief with respect to the Issuer or the debts thereof under any bankruptcy, insolvency or other similar law now or hereafter in effect shall be commenced and an order for relief entered, or such case or proceeding shall not be dismissed or discharged within ninety (90) days of commencement; or (d) Covenant Breaches. Failure on the part of the Issuer to observe or perform any other material covenants or agreements on the part of the Issuer contained in the Purchase Agreement or this Note for a period of fifteen (15) days after the Issuer's receipt of written notice from the Holder specifying such failure; or (e) Representations and Warranties Breach. Any representation, warranty or statement of fact made by the Issuer in the Purchaser Agreement, or any other agreement, schedule, confirmatory assignment or otherwise in connection with the transactions contemplated hereby or thereby, shall when made or deemed made be false or misleading in any material respect; provided, however, that such failure shall not result in an Event of Default to the extent it is corrected by the Issuer within a period of thirty (30) days after the Issuer's receipt of written notice from the Holder specifying such failure. Rights of Holder Upon Default. Subject to the provisions in Sections 9 and 10 below, upon the occurrence or existence of any Event of Default (other than an Event of Default referred to in Sections 7(b) or 7(c) hereof) and at any time thereafter, the Holder may declare all outstanding principal and interest payable by the Issuer hereunder to be immediately due and payable without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. Upon the occurrence or existence of any Event of Default described in Sections 7(b) or 7(c) hereof, immediately and without notice, all outstanding principal and interest payable by the Issuer hereunder shall automatically become immediately due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the Purchase Agreement to the contrary notwithstanding. In addition to the foregoing remedies, upon the occurrence or existence of any Event of Default, the Holder may exercise any other right, power or remedy granted to it by the Purchase Agreement or otherwise permitted to it by law, either by suit in equity or by action at law, or both.

Waiver.

Governing Law. This Note shall be governed by and construed under the laws of the state of DE, as applied to agreements among DE residents, made and to be performed entirely within the state of DE, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors

Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

[CONVERTIBLE NOTE FOLLOWS]

%%NAME_OF_ISSUER%%:
By:_____%%ISSUER_SIGNATURE%%_____
Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%
Investor:
By:_____%%INVESTOR_SIGNATURES%%_____
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%